UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
Globalstar, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-33117	41-2116508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Holiday Square Blvd.
Covington, LA	70433
(Address of principal executive offices)	(Zip Code)

Rebecca S. Clary
Vice President and Chief Financial Officer
(985) 335-1500
(Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Globalstar, Inc. (the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period January 1, 2016 through December 31, 2016.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is attached hereto as Exhibit 1.01 and is publicly available at the Company’s website, www.globalstar.com, by clicking “Investors” and “SEC Filings.”

Item 1.02 Exhibit

Exhibit 1.01 to this report is the Company’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Section 2 - Exhibits

Exhibit Number	Description

1.01	Globalstar, Inc. Conflict Minerals Report for the period January 1, 2016 through December 31, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GLOBALSTAR, INC.

Date: May 31, 2017	By:	/s/ Rebecca S. Clary
	Name:	Rebecca S. Clary
	Title:	Vice President and Chief Financial Officer